FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES

OCTOBER 2004 DISTRIBUTION OF US$0.13

Calgary, Alberta – October 18, 2004 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) today announces that a cash distribution of US$0.13 per trust unit will be paid on November 15, 2004 in respect of the October 2004 production.  The distribution will be paid in $US funds to unitholders of record at the close of business October 31, 2004.  The ex-distribution date is October 27, 2004.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

Luc Chartrand, President and CEO

The Equity Group Inc.

Telephone (403) 213-2502

Linda Latman (212) 836-9609

Fax  (403) 294-1197                                       www.theequitygroup.com

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com